Date: May 16, 2019	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

AMENDED

To: All Canadian Securities Regulatory Authorities

Subject: TRILLIUM THERAPEUTICS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 17, 2019
Record Date for Voting (if applicable) :	May 17, 2019
Beneficial Ownership Determination Date :	May 17, 2019
Meeting Date :	June 27, 2019
Meeting Location (if available) :	Mississauga
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	89620X506	CA89620X5064
COMMON REGULATION D	89620X605	US89620X6058

Sincerely,

Computershare
Agent for TRILLIUM THERAPEUTICS INC.